UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Smith, H. Pete
   P.O. Box 696000
   San Antonio, TX  78269-6000
2. Issuer Name and Ticker or Trading Symbol
   Ultramar Diamond Shamrock Corporation
   (UDS)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 14, 1997
5. If Amendment, Date of Original (Month/Year)
   April 18, 1997
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Financial Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |13,217.62(a)(c)    |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Employee Stock Option (r|        |12/19|A   |4,000      |A  |(aa) |12/19|Common Stock|4,000  |$30.125|            |D  |            |
ight to buy)(g)         |        |/96  |    |           |   |     |/04  |            |       |       |            |   |            |
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Employee Stock Option (r|        |12/19|A   |100,000    |A  |(bb) |12/19|Common Stock|100,000|$30.125|            |D  |            |
ight to buy)(g)         |        |/96  |    |           |   |     |/01  |            |       |       |            |   |            |
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Employee Stock Option (r|        |12/03|A   |40,000     |A  |(cc) |07/21|Common Stock|40,000 |$15.00 |            |D  |            |
ight to buy)            |        |/96  |    |           |   |     |/02  |            |       |       |            |   |            |
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Employee Stock Option (r|        |12/03|A   |20,000     |A  |(dd) |01/26|Common Stock|20,000 |$18.00 |            |D  |            |
ight to buy)            |        |/96  |    |           |   |     |/03  |            |       |       |            |   |            |
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Employee Stock Option (r|        |12/03|A   |16,000     |A  |12/03|01/26|Common Stock|16,000 |$29.00 |            |D  |            |
ight to buy)            |        |/96  |    |           |   |/96  |/04  |            |       |       |            |   |            |
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Employee Stock Option (r|        |12/03|A   |26,500     |A  |12/03|01/26|Common Stock|26,500 |$24.25 |            |D  |            |
ight to buy)            |        |/96  |    |           |   |/96  |/05  |            |       |       |            |   |            |
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Employee Stock Option (r|        |12/03|A   |30,000     |A  |12/03|02/01|Common Stock|30,000 |$28.25 |236,500     |D  |            |
ight to buy)            |        |/96  |    |           |   |/96  |/06  |            |       |       |            |   |            |
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
Explanation of Responses:
(a) This balance includes 1,046 shares which were formerly reported as restricted shares. The restrictions on these shares lapsed on December 3, 1996.
(c) 375.86 of these shares were acquired pursuant to the Ultramar Corporation Dividend Reinvestment Plan at
prices ranging from $28.625 to $31.375 on the following dates: March 14, 1996, June 17, 1996, September 18,
1996 and December 16, 1996.
(g) Employee Stock Options granted under Ultramar Diamond Shamrock Corporation's 1996 Long Term Incentive
Plan.
(aa) Options granted to reporting person under Long Term Incentive Plan in transactions exempt under Rule
16b-3. The options became exercisable in 30%, 30% and 40% increments on December 19, 1997, December 19,
1998 and December 19, 1999,
respectively.
(bb) Options granted to reporting person under Long Term Incentive Plan in transactions exempt under Rule
16b-3.  The options automatically vest in four and one-half years from grant
date.    The options will vest 50% if
Ultramar Diamond Shamrock Corporation common stock has a value of $36.00 or more on the New York Stock
Exchange for 30 consecutive trading days. The options will vest 100% if Ultramar Diamond Shamrock Corporation common stock has a value of $45.00 or more on the New York Stock Exchange for 30 consecutive trading days.
(cc) Options granted to reporting person under Long Term Incentive Plan in transactions exempt under Rule 16b-3.
The options became exercisable in 30%, 30% and 40% increments on July 21, 1993, July 21, 1994 and July 21,
1995, respectively.
(dd) Options granted to reporting person under Long Term Incentive Plan in transactions exempt under Rule 16b-3.
The options became exercisable in 30%, 30% and 40% increments on January 26, 1994, January 26, 1995, and
January 26, 1996, respectively.
SIGNATURE OF REPORTING PERSON
H. PETE SMITH (Power of Attorney)
DATE
May 22,  2000